Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on September 15, 2011 at 1:00 p.m. Israel time at the Company’s offices at 3 Hashikma Street, Azour, Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________

of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoint  Mr. Israel Baron, external director in the Company and/or Mrs. Orna Ofir, external director in the Company, as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on September 15, 2011 at the Company’s offices at said address (the “Extraordinary Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓  in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
To approve the reappointment of Mr. Izzy Sheratzky as Chairman of our Board of Directors for the term of three years commencing as of September 15, 2011, pursuant to sections 95 and 121(c) of the Israeli Companies Law, 1999 as amended by Amendment 16 to the Law.
	☐	☐	☐

PLEASE INDICATE BELLOW (REGARDLESS OF WHETHER YOU INDICATE HOW YOU WANT TO VOTE) WHETHER OR NOT YOU HAVE A PERSONAL INTEREST AND WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER. IF YOU DO NOT INDICATE BELLOW, YOUR VOTE WILL NOT BE COUNTED FOR THE PURPOSE OF ITEM 1 ABOVE.

	YES	NO
I am a Controlling shareholder	☐	☐

“Control” is defined as: the ability to direct the activity of a corporation, excluding an ability deriving merely from Holding an office of director or another office in the corporation and a person shall be presumed to control a corporation if he Holds half or more of a certain type of means of control of the corporation, which are any one of (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.

	YES	NO
I HAVE a personal interest in the transaction mentioned in item 1 above	☐	☐

If yes, please provide details regarding your personal interest: ______________________________________

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, which may derive either from the shareholder gaining personal benefit from a transaction or act, or from material and continuing business relationships between a shareholder and a controlling shareholder, including (i) the personal interest of his or her Relatives; and (ii) a personal interest of a body corporate in which a shareholder or any of his or her aforementioned Relatives serve as a director or the chief executive officer, owns at least 5% of the issued share capital of its voting rights  or has the right to appoint a director or chief executive officer; and (iii) the personal interest of a person voting by virtue of a power of attorney given by another person even if the other person does not have a personal interest in the matter and a vote of a person by virtue of power of attorney shall be deemed a vote of a person having personal interest if the person giving the power of attorney has a personal interest, regardless of whether the person voting by virtue of a power of attorney has discretion to decide as to the vote or not. "Personal Interest" excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

“Relatives” is defined as: spouse, sibling, parent, grandparent, child as well as Spouse's child, sibling, or parent or a spouse of any of the above;

“Holding” is defined as: with regard to securities or voting power as either alone or with others, whether directly or indirectly, through a trustee, trust company or in any other way; with regard to holding by a company – this also means by its subsidiary or its associate; and with regard to holding by an individual – an individual and his family members who live with him or are financially dependent on one another, shall be regarded as one person.

If no direction is made this proxy will be voted FOR Item 1 above.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.

1.	Any alterations to this form must be initialled.
2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.